Exhibit 99.4

Almacenes Éxito S.A.

Consolidated Financial Results 1Q24

Envigado, Colombia, May 8, 2024 - Almacenes Éxito S.A. (´Grupo Éxito´ or ´the Company´) (BVC: ÉXITO / ADR: EXTO / BDR: EXCO32) announced its results for the first quarter ended March 31, 2024 (1Q24). All figures expressed in millions (M) or billion (B) of Colombian Pesos (COP) unless otherwise stated and expressed in long scale (COP B represent 1,000,000,000,000). Consolidated data include results from Colombia, Uruguay and Argentina, and eliminations.

Positive sales performance in local currencies in all countries, despite consumption slowdown and macro headwinds

Key Business Highlights

Financial Highlights

●	Consolidated Net Revenue reached COP $5.3 B during 1Q24 and reflected the positive sales performance in local currency in all our operations in Latam (Col +2.0%; Uru +7.6%; Arg +228.1%) and the solid evolution of other revenue driven by complementary businesses (+14.5% Col, +9.2% consol). Net Revenue decreased -3.3% in COP due to negative FX effects on results (+7.9% when excluded).

●	Gross Profit reached COP $1.32 B during 1Q24 (-7.7% in COP, +6.7% excluding the FX effect) to a margin of 25.1% (-120 bps), and reflected lower consumption trends, price investment and a higher real estate base.

●	Recurring EBITDA[1] reached COP $302,113 M in 1Q24 and a 5.7% margin (-137 bps) driven by gross margin gains from Uruguay offset by the mix effect and higher expenses from international operations.

●	Net Loss of COP $37,863 M from an income of COP $45,118 M during 1Q23, related to operating performance affected by lagged consumption and inflationary pressures on SG&A, higher financial expenses mainly from the negative FX effect and higher non-recurring expenses in Colombia.

●	EPS[2] of COP -$29.2 per common share in the quarter compared to COP $34.8 y/y.

●	Dividend of COP $50,49 per share, 52% pay-out-ratio.

●	All proposal approved at the GSM held on March 21, including the appointment of the new Board of Directors.

Operating Highlights

●	Consolidated CAPEX during 1Q24 reached COP $109,485 M, 81% focussed on expansion (retail and real estate), innovation, omni-channel, and digital transformation activities.

●	LTM store expansion[3]: 41 stores (Col 33, Uru 5, Arg 3) to a total of 642 stores, 1.04 M sqm. Expansion strategy in Colombia focused on store conversions to Éxito and Carulla banners.

●	Omni-channel sales grew 8.7% at consolidated level and reached a 11.2% share on total sales (Col 14.6%, Uru 2.5%, Arg 2.6%) during the quarter.

(1)	Recurring EBITDA refers to Earnings before Interest, Taxes, Depreciation and Amortization adjusted by other non-recurring operational income (expense). (2) EPS considers the weighted average number of outstanding shares (IFRS 33), corresponding to 1,297,864,359 shares. (3) Expansion from openings, reforms, conversions, and refurbishments.

Corporate Governance

●	On January 22, 2024, Grupo Éxito announced the tender offers´ results in Colombia and the US, in which the Calleja Group acquired a total of an 86.84% stake; 65.1% of the shares were represented by American Depositary Securities and 21.41% by common shares. The price offered was USD$1,175 million for 100% of the outstanding shares, equivalent to 0.9053 USD per share.

●	On January 30, 2024, in accordance with the provisions of the External Circular 028 of 2014 issued by the Financial Superintendency of Colombia, the Company submitted the Implementation of Best Corporate Practices Report 2023 (“Código País”) before the regulator.

●	On March 21, the ordinary session of the General Shareholders Meeting held at the Company´s headquarters approved the following: (i) The CEO’S and Board of Directors Management Report, the Annual Corporate Governance Report and the separated and consolidated Financial Statements as of December 31, 2023, (ii) the appointment of the a new Board of Directors and remuneration fees, (iii) the proposal to distribute an annual dividend COP $50.49, for the 1,297,864,359 outstanding shares, (iv) amendments to the Rules of Procedure for the Company’s General Assembly of Shareholders, (v) amendments to the Board of Directors Election and Succession Policy, and (vi) amendments to the Company’s Board of Directors Remuneration Policy.

Changes in the Management Structure

●	On March 10, 2024, Mr. Lucas Lopez Lince, Vice President of Marketing since May 16, 2022, terminated his working relationship by mutual agreement between him and the Company. Mr. Camilo Gallego Ferrer, Vice President of Services since January 19, 2016, stepped down from his role and was appointed as responsible for the Company´s efficiencies.

●	On March 21, 2024, the Company´s Board of Directors appointed Mr. Carlos Calleja Hakker as Chief Executive Officer of Grupo Éxito. Mr. Calleja seeks to consolidate a shared vision among the operations and build a group identity to work together towards common goals, respecting the particularities and needs of each country, seeking that all customers find in the group’s stores a differentiated and inclusive shopping experience. Mr. Carlos Mario Giraldo Moreno will continue to lead the Colombia operation as General Manager and Mr. José Gabriel Loaiza Herrera was appointed as Executive Vice President, leading the commercial and operating processes of the retail business in Colombia.

I.	Consolidated Income Statement

in COP M	1Q24	1Q23	% Var
Retail Sales	5,036,104	5,237,232	(3.8%)
Other Revenue	239,035	218,922	9.2%
Net Revenue	**5,275,139**	**5,456,154**	**(3.3%)**
Cost of Sales	(3,927,350)	(3,996,736)	(1.7%)
Cost D&A	(25,836)	(26,499)	(2.5%)
Gross Profit	**1,321,953**	**1,432,919**	**(7.7%)**
Gross Margin	***25.1%***	***26.3%***	***(120) bps***
SG&A Expense	(1,045,676)	(1,072,132)	(2.5%)
Expense D&A	(147,795)	(142,192)	3.9%
Total Expense	**(1,193,471)**	**(1,214,324)**	**(1.7%)**
Expense/Net Rev	***22.6%***	***22.3%***	***37 bps***
Recurring Operating Income (ROI)	**128,482**	**218,595**	**(41.2%)**
ROI Margin	***2.4%***	***4.0%***	***(157) bps***
Non-Recurring Income/(Expense)	(33,254)	(5,210)	538.3%
Operating Income (EBIT)	**95,228**	**213,385**	**(55.4%)**
EBIT Margin	***1.8%***	***3.9%***	***(211) bps***
Net Financial Result	(82,710)	(66,822)	23.8%
Associates & Joint Ventures Results	(22,060)	(26,792)	(17.7%)
EBT	**(9,542)**	**119,771**	**(108.0%)**
Income Tax	1,562	(40,708)	103.8%
Net Result	**(7,980)**	**79,063**	(110.1%)
Non-Controlling Interests	(29,883)	(33,945)	(12.0%)
Group profit (loss) for the period	**(37,863)**	**45,118**	**(183.9%)**
Net Margin	***(0.7%)***	***0.8%***	***(154) bps***
Recurring EBITDA	**302,113**	**387,286**	**(22.0%)**
Recurring EBITDA Margin	***5.7%***	***7.1%***	***(137) bps***
Adjusted EBITDA	**246,799**	**355,284**	**(30.5%)**
Adjusted EBITDA Margin	***4.7%***	***6.5%***	***(183) bps***
EBITDA	**268,859**	**382,076**	**(29.6%)**
EBITDA Margin	***5.1%***	***7.0%***	***(191) bps***

Shares	1,297.864	1,297.864	0.0%
EPS	**(29.2)**	**34.8**	**(183.9%)**

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -10.4% at Net Revenue and -9.1% at recurring EBITDA during 1Q24. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IFRS 33), corresponding to 1,297,864,359 shares.

II.	Net Revenue Performance

Consolidated Net Revenue decreased 3.3% (+7.9% when excluding FX effect) to COP $ 5.3 B during 1Q24.

Consolidated Retail Sales decreased by 3.8% (+7.5% excluding FX effect) and totalled COP $5.0 B during 1Q24, SSS grew by +5.7%. Performance reflected positive sales performance in local currency in all the countries where the Company operates with a trend affected by slow-down in consumption and a higher non-recurring base from property sale in Colombia.

Total sales results in local currencies reflected the evolution of food sales trend in Colombia (+5.8%, above the 1.7% food inflation index) and the solid sales growth in Uruguay (+7.6% and above the 3.8% total inflation index) boosted by macro tailwinds. Argentina showed a resilient sales performance (+228.1% vs 287.7% inflation reported) impacted by and inflationary effects on consumption.

Omni-channel continued contributing to sales performance and grew 8.7% during the quarter. Omni-channel share on sales was 11.2% (+20 bps y/y) during 1Q24. The LTM store expansion1 of 41 stores (Col 33, Uru 5, Arg 3) also drove the quarterly Retail Sales growth.

Consolidated Other Revenue increased by 9.2% (+17.1% excluding FX) during the 1Q24, driven by the solid growth in Colombia (+14.5%) driven by complementary businesses performance and in Argentina (+193% in local currency), from solid real estate occupancy levels of 94.4%.

Note: Consolidated results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -10.4% at Net Revenue in 1Q24. Data in COP includes a -17% FX effect in Uruguay and -79.8% in Argentina during 1Q24, calculated with the closing exchange rate. (1) Expansion from openings, reforms, conversions, and refurbishments.

Colombia: During the first quarter of 2024, Net Revenue grew 2.6%; Net sales totalled COP $3.7 billion (+2.0%) and SSS (+1.2%), boosted omni-channel (+7.9%, 14.6% share), volume growth (+3.1%) and food sales performance (+5.8%) above food inflation (1.7%). The Colombia operation represented near 73% of consolidated Net Sales in 1Q24.

Performance was resilient considering that unemployment rose to 11.9% during 1Q24, as well as consumption in Colombia continued decelerating mainly due to reduced household expenditure in the country; the Consumer Confidence Index decreased to -13% in March and for the third consecutive month. Inflation reduced to 7.36% from 13.34% y/y, food inflation dropped to 1.73% (vs 21.81% y/y), the lowest level since 2018. A higher non-recurring base from real estate property sale also affected top line performance.

Note: SSS in local currency, include the effect of conversions and exclude the calendar effect of -0.1% in Colombia during 1Q24 (-0.5% in Éxito, +1.4% in Carulla and +1.3% in LC segments). (1) Segment includes sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third-party sellers, and the sale of property development projects (inventory) of COP $2.8K M in 1Q24 and COP $29.2K M in 1Q23.

Other Revenue grew 14.5% during 1Q24 and reflected higher income from complementary business.

The Éxito segment represented approximately 68% of the sales mix in Colombia during 1Q24. The segment´s results reflected the good performance of the FMCG category (+5.9%), the Fresh (+4.7%) and the contribution of commercial events such as Éxito Anniversary. The 32 Éxito WOW stores also contributed to results and represented a 36.2% share on the segment´s sales. From the downside, the low consumption context continued affecting the electro (-4.8%) and apparel (-1.1%) categories.

The Carulla segment represented approximately 16% of the sales mix in Colombia during 1Q24. The segment benefited from the solid performance of omni-channel sales (+27.5%, 27.3% share), the food category growth (+7.2%) boosted by FMCG (+8.1%), and the double-digit growth in the Atlantic coast and the Coffee region and the performance of the 31 Fresh Market stores (63.2% share on the segment´s sales).

The low-cost & other segment which includes Super Inter, Surtimax and Surtimayorista banners, allies, institutional, third-party sellers, the sale of property development projects (inventory) and other, represented approximately 16% of the sales mix in Colombia during 1Q24. The segment´s performance was favoured by the 4.9% growth of the food category but offset by the effect of a higher base from the sale of real estate property (+4.2% growth when excluded).

Omni-channel sales in Colombia (including websites, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogues and B2B virtual, plus new channels ISOC and Midescuento), grew 7.9% versus 1Q23 and reached COP $549,775 M; share on Retail Sales rose to 14.6% (vs 13.9% in 1Q23), the highest level ever reached in Colombia.

The double-digit growth of the food category (+21%,13.3% on food sales) boosted omni-channel sales. Macro headwinds such as higher interest rates and lower disposable income, led to a decrease of the non-food category of 9.6% (17.8% share on non-food sales).

Main KPI´s outcome during 1Q24 when compared to the same period of last year, were as follows:

o	Orders: reached 5.5 M (+33%).

o	E-commerce sales: reached COP $225,000 M.

o	MiSurtii sales: reached COP $23,600 M (+101%) and 48,500 orders.

o	Apps: sales of COP $44,300 M (+43.9%) and 198,000 orders.

o	Rappi: deliveries grew by 38%.

o	Marketplace sales: decreased by -19.7% (21.2% share on non-food sales).

o	Turbo: orders grew 44.3% and reached a 58% share on sales through Rappi.

✓	Uruguay: Uruguay contributed with near to 21% of consolidated Retail Sales during 1Q24. Last-12-month inflation as of March was of 3.8% (vs 7.3% in March 2023) and the food component favoured the downward trend and only grew 1.94%, during the last-12-months. The Uruguay operation grew Retail Sales by 7.6% (+5.6% SSS) in local currency and including the effect of conversions; performance was above reported inflation benefited by a sound political and economic environment, a solid tourism season and the contribution from the 32 Fresh Market stores (+6.1% growth vs 1Q23; 61.1% share on total sales).

The operation reported market share gains of 0.5 p.p. to 48.9%, according to Scentia as of March, driven by: (i) the solid sales performance of all banners and (ii) the contribution of the 32 Fresh Market stores.

Note: SSS in local currency, include the effect of conversions and the calendar effect of 2.9% during 1Q24.

Argentina:

The operation in Argentina contributed near to 6% on Consolidated Retail Sales and results in Colombian Pesos included a -79.8% FX effect during 1Q24.

Net Revenue in Argentina was COP $305,526 M (+226.8% in local currency) and Retail Sales were COP $295,716 M (+228.1% in local currency and +199% in SSS) during 1Q24. Last-12-month inflation as of March was of 287.7% according to Ecolatina (an Argentinian consultancy company) which compares to the 107.5% level reported during the same period last year. Retail sales grew below inflation due to lagged consumption affected by high devaluation specially since the end of 2023.

To highlight during 1Q24: (i) the performance of the Cash and Carry format (12 MiniMayorista stores, 18.5% share on sales), (ii) omni-channel performance (+142.8%, 2.6% share), and (iii) higher income of real estate (+193% in local currency) from improved commercial trends and strong occupancy levels (94.5%).

Note: SSS in local currency, include the effect of conversions and the calendar effect of 9.8% during 1Q24.

III.	Operating Performance

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -10.4% Net Revenue in 1Q24 and -9.1% at recurring EBITDA. Data in COP includes a -17% FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 1Q24 and -79.8% in Argentina, calculated with the closing exchange rate. (1) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). (2) The sale of property development projects (inventory) of COP $2.8K during 1Q24 vs COP $29.2K in 1Q23.

Consolidated Gross Profit decreased 7.7% (+6.7% excluding FX) during 1Q24 and margin reached 25.1% (-120 bps) as percentage of Net Revenue, compared to the same period last year, mainly affected by lower consumption trends, price investment, a higher real estate base2 and FX effects.

●	Gross Profit in Colombia decreased 2.2% to a margin of 21.5% during 1Q24 (-107 bps). The outcome reflected reflected resilient outcome of recurring real state income (+5.6%), offset by price investment and a higher non-recurring base from property sale[2] (67 bps effect).

●	Gross Profit in Uruguay reduced 9% during 1Q24 (+9.6% in local currency) and margin rose to 36.2% as percentage of Net Revenue (+67 bps). Strong results reflected the solid sales evolution during the quarter from the strong performance of the Fresh Market concept (61.1% share on sales) that offset costs of sales.

●	Gross Profit in Argentina reduced 35.1% during 1Q24 (+220.9% in local currency) to a 32.8% margin as percentage of Net Revenue (-61 bps). Gross profit reflected reflected the lower consumption trends, price investment to face inflation and a higher share of the C&C format (18.5% vs 13% share y/y).

Consolidated Recurring EBITDA1 reached COP $302,113 M during 1Q24 (-22.0%; -14.2% when excluding FX) compared to the same period last year and margin was 5.7% (-137 bps) as percentage of Net Revenue. Performance during the quarter reflected the consumption deceleration in the region, higher expenses from international operations impacted by inflationary pressures, a higher non- recurring base real estate base in Colombia (COP $32,842 M) and negative FX impacts (-17% in Uruguay and -79.8% in Argentina) that offset gross margin gains from Uruguay.

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Colombia: Recurring EBITDA reduced 24.2% during 1Q24 compared to the same period last year and margin was 4.5% (-159 bps) as percentage of Net Revenue. SG&A grew below inflation and the double-digit minimum wage increase, from internal efficiency plans and despite a higher base of real estate (COP $32,842 M, 81 bps).

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

Uruguay: Recurring EBITDA decreased 12.3% (+5.7% in local currency) during 1Q24 compared to the same period last year, to a 11.7% margin (-21 bps) as percentage of Net Revenue, mainly impacted by a one-time payment of lease contract fees (+11%, margin 12.1% when fees excluded); the Uruguay operation continued as the most profitable business unit of the group.

Argentina: Recurring EBITDA decreased by 81.7% during 1Q24 (-9.5% in local currency). Recurring EBITDA margin was 0.9% (-222 bps) during 1Q24 as percentage of Net Revenue. Performance reflected Net Revenues affected by lower consumption that led to price investment, inflationary pressures on cost and expenses mainly labour cost and the FX effect.

IV.	Group Net Income

During the 1Q24 the Company reported a Net loss of COP $37,863 M derived from:

✓	Operating performance affected by lagged consumption and inflationary pressures on SG&A.

✓	Higher non-recurring expenses in Colombia from the restructuring process, including the closing of non-profitable stores to increase profitability and a leaner corporate structure.

✓	Higher financial expenses mainly from the negative FX effect in Colombia.

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect -10.4% at Net Revenue in 1Q24, and -9.1% at recurring EBITDA.

Earnings per Share (EPS)

●	Diluted EPS was COP -$29.2 per common share in 1Q24 compared to the COP $34.8 reported in the same quarter last year, considering the weighted average number of outstanding shares (IFRS 33), corresponding to 1,297,864,359 shares.

V.	CapEx and Expansion

CapEx

●	Consolidated Capital Expenditures during 1Q24 reached COP $109,485 M, of which 81% was allocated to expansion, innovation, omni-channel and digital transformation activities during the period, and the remainder, to maintenance and support of operational structures, IT systems updates and logistics.

Food Retail Expansion

●	During 1Q24, the Company opened 4 stores: 3 stores in Colombia (2 Éxito and 1 Carulla stores) and in Argentina, 1 MiniMayorista store.

●	In the last-twelve-months, Grupo Éxito totalled 41 stores from openings, reforms, conversions, and refurbishments (33 in Colombia, 5 in Uruguay and 3 in Argentina). The Company reached 642 food retail stores, geographically diversified as follows: 513 stores in Colombia, 99 in Uruguay and 30 in Argentina, and consolidated selling area reached 1.04 M square meters. The store count did not include the 2,770 allies (+1,060 LTM) in Colombia.

VI.	Cash and debt at holding[1] level

Note: Numbers expressed in long scale, COP billion represent 1,000,000,000,000. (1) Holding: Almacenes Éxito S.A results without Colombia or international subsidiaries. (2) Free cash flow (FCF) = Net cash flows used in operating activities + Net cash flows used in investing activities + Variation of collections on behalf of third parties + Lease liabilities paid + Interest on lease liabilities paid (using variations for the last 12 M for each line); cash flow re-expressed in line with the financial statements. (3) Central Bank repo rate reduced 75 bps to 12.25% during 1Q24 in Colombia, (vs.13% in 1Q23 and 4Q23).

Solid working capital improvement from:

●	Free cash flow generation of 254% y/y, COP $291,000 M.

●	Working capital improvement from:

o	Lower inventory levels to 60 days (-4.7 days y/y, worth near COP $114,000 M).

o	Seasonal improvement in payables.

●	Focus on optimizing investment to prioritize cash availability.

●	Net Financial Debt reduced COP $183,000 from working capital improvement and despite pressures from still high levels of repo[3] rates.

VII.	Conclusions

●	Change of control over to Grupo Calleja.

●	A clear strategy going forward to face main challenges:

●	Strengthening the commercial strategy to boost top line growth and improve sales/sqm mainly in Colombia,

●	Focus on store portfolio optimization to Éxito, Carulla, Disco, Devoto and Libertad banners,

●	Cost control initiatives to attain efficiencies,

●	A leaner corporate structure.

●	A resilient top line performance by country in local currencies despite the slowdown in consumption across the region and a higher base of real estate development fees and property sales in Colombia[1].

●	Food sales grew above food inflation in Colombia and Uruguay.

●	Boosted omni-channel performance (14.6% share on sales, the highest level ever reached in Colombia).

●	Expenses grew below inflation in Colombia despite the double-digit wages increase and restructuring plan, from strict cost control and actions plans implemented.

●	Net Financial Debt reduced COP $183,000 from working capital improvement (-4.7 inventory days y/y, COP $114,000 M).

●	Free cash flow generation of 254% y/y, COP $291,000 M.

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -10.4% at Net Revenue in 1Q24, and -9.1% at recurring EBITDA. Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries. (1) The sale of property development projects (inventory) in Colombia was of COP $2.8K during 1Q24 vs COP $29.2K in 1Q23. (5) LTM expansion from openings, reforms, conversions and remodellings.

VIII.	Conference Call and Webcast

Almacenes Éxito S.A.

(BVC: EXITO/ NYSE: EXTO / B3: EXCO32)

Will host a conference and cordially invites you to discuss the Company´s First Quarter 2024 Results Conference Call

Date: Thursday, May 9, 2024

Time: 10:00 a.m. Eastern Time

9:00 a.m. Colombia Time

Presenting for Grupo Exito:

Juan Carlos Calleja, Chief Executive Officer

Carlos Mario Giraldo, General Manager Colombia

Ivonne Windmuller, Chief Financial Officer

María Fernanda Moreno, Investor Relations Director

To access this call, please click here: Join Microsoft Teams Meeting

Almacenes Éxito S.A. will report its First Quarter 2024 Earnings on Wednesday, May 8, 2024, after the market closes.

1Q24 results will be accompanied by a presentation that will be available on the company’s website at ww.grupoexito.com.co under “Shareholders and Investors” on the following link: https://www.grupoexito.com.co/en/financial-information

Upcoming Financial Publications

Second Quarter 2024 Earnings Release – August 12, 2024

IX.	Appendices

Notes:

●	Numbers expressed in long scale, COP billion represent 1,000,000,000,000.

●	Growth and variations expressed in comparison to the same period last year, except when stated otherwise.

●	Sums and percentages may reflect discrepancies due to rounding of figures.

●	All margins calculated as percentage of Net Revenue.

●	Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values.

Glossary:

●	Colombia results: consolidation of Almacenes Éxito S.A. and its subsidiaries in the country.

●	Consolidated results: Almacenes Éxito results, Colombian and international subsidiaries in Uruguay and Argentina.

●	Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results.

●	EPS: Earnings Per Share calculated on an entirely diluted basis.

●	Financial Result: impacts of interests, derivatives, financial assets/liabilities valuation, FX changes and other related to cash, debt, and other financial assets/liabilities.

●	Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line); cash flow re-expressed in line with the financial statements.

●	GLA: Gross Leasable Area.

●	GMV: Gross Merchandise Value.

●	Holding: Almacenes Éxito results without Colombian and international subsidiaries.

●	Net Revenue: Total Revenue related to Retail Sales and Other Revenue.

●	Retail Sales: sales related to the retail business.

●	Other Revenue: revenue related to complementary businesses (real estate, insurance, travel, etc.) and other revenue.

●	Recurring EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non-recurring operational income (expense).

●	Recurring Operating Profit (ROI): Gross Profit adjusted by SG&A expense and D&A.

●	SSS: same-store-sales levels, including the effect of store conversions and excluding the calendar effect.

1.	Consolidated Income Statement

Notes: Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of -10.4% at Net Revenue and -9.1% at recurring EBITDA in 1Q24. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IFRS 33), corresponding to 1,297,864,359 shares.

2.	Income Statement and CAPEX by Country

Notes: Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of -10.4% at Net Revenue and -9.1% at recurring EBITDA in 1Q24. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Data in COP includes a -17% FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 1Q24 and -79.8% in Argentina, respectively, calculated with the closing exchange rate.

3.	Consolidated Balance Sheet

in COP M	Mar 2024	Dec 2023	Var %
Assets	**17,291,241**	**16,339,761**	**5.8%**
Current assets	**5,359,656**	**5,283,091**	**1.4%**
Cash & Cash Equivalents	1,410,742	1,508,205	(6.5%)
Inventories	2,638,962	2,437,403	8.3%
Accounts receivable	614,940	704,931	(12.8%)
Assets for taxes	583,737	524,027	11.4%
Assets held for sale	17,095	12,413	37.7%
Others	94,180	96,112	(2.0%)
Non-current assets	**11,931,585**	**11,056,670**	**7.9%**
Goodwill	3,221,555	3,080,622	4.6%
Other intangible assets	393,921	366,369	7.5%
Property, plant and equipment	4,197,005	4,069,765	3.1%
Investment properties	1,746,654	1,653,345	5.6%
Right of Use	1,790,441	1,361,253	31.5%
Investments in associates and JVs	262,998	232,558	13.1%
Deferred tax asset	239,232	197,692	21.0%
Others	79,779	95,066	(16.1%)
Liabilities	**9,597,226**	**8,917,952**	**7.6%**
Current liabilities	**7,358,067**	**7,144,623**	**3.0%**
Trade payables	4,496,384	5,248,777	(14.3%)
Lease liabilities	281,436	282,180	(0.3%)
Borrowing-short term	2,056,303	1,029,394	99.8%
Other financial liabilities	133,188	139,810	(4.7%)
Liabilities for taxes	115,290	107,331	7.4%
Others	275,466	337,131	(18.3%)
Non-current liabilities	**2,239,159**	**1,773,329**	**26.3%**
Trade payables	19,342	37,349	(48.2%)
Lease liabilities	1,717,427	1,285,779	33.6%
Borrowing-long Term	206,368	236,811	(12.9%)
Other provisions	11,613	11,630	(0.1%)
Deferred tax liability	238,421	156,098	52.7%
Liabilities for taxes	7,670	8,091	(5.2%)
Others	38,318	37,571	2.0%
Shareholder´s equity	**7,694,015**	**7,421,809**	**3.7%**

Note: Consolidated data include figures from Colombia, Uruguay, and Argentina.

4.	Consolidated Cash Flow

Note: Consolidated data include figures from Colombia, Uruguay, and Argentina.

5.	Almacenes Éxito[1] Income Statement

Holding: Almacenes Éxito results without Colombian subsidiaries. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

6.	Almacenes Éxito[1] Balance Sheet

(1)	Holding: Almacenes Éxito Results without Colombian or international subsidiaries.

7.	Debt by country, currency, and maturity

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. 1) Debt without contingent warranties and letters of credit. (2) Holding gross debt issued 100% in Colombian Pesos with an interest rate below IBR3M + 2.0%, debt at the nominal amount. IBR 3M (Indicador Bancario de Referencia) – Market Reference Rate: 11.18%; other collections included, and positive hedging valuation not included. (3) Debt at the nominal amount.

8.	Stores and Selling Area

Note: The store count does not include the 2,770 allies in Colombia.

9.	Accounts reconciliation

Exchange Rates effects on results

Free Cash Flow Effects on Results

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Data in COP includes a -17% FX effect in Uruguay at Net Revenue and at Recurring EBITDA in 1Q24 and -79.8% in Argentina, calculated with the closing exchange rate. FX impacts are calculated as a devaluation between currencies resulting in a percentage. Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values.

Recurring EBITDA and Adjusted EBITDA

Note: Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense. Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results.

Recurring Income of the Real Estate Business

Net Revenue and Recurring EBITDA of Viva Malls in Colombia

Note on Forward-Looking Statements

This document contains certain forward-looking statements based on data, assumptions, and estimates, that the Company believes are reasonable; however, it is not historical data and should not be interpreted as guarantees of its future occurrence. The words “anticipates”, “believes”, “plans”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations, expectations in connection with the company’s ESG plans, initiatives, projections, goals, commitments, expectations or prospects, including ESG-related targets and goals, are examples of forward-looking statements. Although the Company’s management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements.

Grupo Éxito operates in a competitive and rapidly changing environment; therefore, it is not able to predict all the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward-looking statement. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section “Item 3. Key Information – D. Risk Factors” in the Company’s registration statement on Form 20-F filed with the Securities and Exchange Commission on July 20, 2023.

The forward-looking statements contained in this document are made only as of the date hereof. Except as required by any applicable law, rules or regulations, Grupo Éxito expressly disclaims any obligation or undertaking to publicly release any updates of any forward-looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions, or circumstances on which any forward-looking statement contained in this document is based.

Reconciliations of the non-IFRS financial measures webcast are included at the appendices.

IR and PR contacts

María Fernanda Moreno R.

Head of Investor Relations

+(57) 312 796 2298

mmorenor@grupo-exito.com

Éxito Calle 80, Cr 59 A No. 79 – 30, Bogotá, Colombia

Claudia Moreno B.

PR and Communications Director

+(57) 604 96 96 ext. 305174

claudia.moreno@grupo-exito.com

Cr 48 No. 32B Sur – 139 – Envigado, Colombia

Company Description

Grupo Éxito is the leading food retail platform in Colombia and in Uruguay and has a relevant presence in the north-east of Argentina. The Company´s great capacity to innovate, has allowed it to transform and adapt quickly to new consumer trends and increased its competitive advantages supported by the quality of its human talent.

Grupo Éxito leads omni-channel in the region and has developed a comprehensive ecosystem focused on the omni-client, to whom it offers the strength of its brands, multiple formats and a wide range of channels and services to facilitate their shopping experience.

The diversification of its retail revenue through traffic and asset monetization strategies, has allowed Grupo Éxito to be a pioneer in offering a profitable portfolio of complementary businesses, such as, its real estate with shopping centers in Colombia and Argentina and financial services such as credit card, virtual wallet, and payment networking. The Company also offer other businesses in Colombia, such as travel, insurance, mobile and money transfers.

In 2019, Grupo Éxito publicly launched its Digital Transformation strategy and has consolidated a powerful platform with well-recognized websites exito.com and carulla.com in Colombia, devoto.com and geant.com in Uruguay, and hiperlibertad.com in Argentina. Moreover, the Company offers click and collect services, digital catalogues, home delivery and growing channels such as Apps and Marketplace, through which Grupo Éxito has achieved an impressive digital coverage in the countries where it operates.

In 2023, consolidated Net Revenue reached COP $21.1 billion driven by strong retail execution, successful omni-channel strategy in the region and innovation in retail models. The Company operated 649 stores through multi-formats and multi-brands: hypermarkets under Éxito, Geant and Libertad brands; premium supermarkets with Carulla, Disco and Devoto; proximity under Carulla and Éxito, Devoto and Libertad Express brands. In low-cost formats, the Company operates banners Surtimax, Super Inter and Surtimayorista in Colombia and Mini Mayorista in Argentina.

25